

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 5, 2010

Via U.S. mail and facsimile

Mr. Richard W. Kunes
Executive Vice President and Chief Financial Officer
The Estee Lauder Companies Inc.
767 Fifth Avenue
New York, NY 10153

> RE: Form 10-K for the fiscal year ended June 30, 2009
>   Form 10-Q for the period ended September 30, 2009
>   Definitive Proxy Statement on Schedule 14A filed September 29, 2009
>   Form 8-K filed October 30, 2009
>   File No. 1-14064

Dear Mr. Kunes:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings related to legal matters, please direct them to Jessica Kane, Staff Attorney, at (202) 551-3235 or, in her absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant